
13003563

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

Received SEC

SEP 27 2013

Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO THE FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Home Bancorp Wisconsin, Inc.
(Exact Name of Registrant as Specified in Charter)

0001578505
(Registrant's CIK Number)

Exhibit 99.3.1 to the Pre-Effective Amendment No. 1 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-189668
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin on September 27, 2013.

HOME BANCORP WISCONSIN, INC.

By: 

James R. Bradley, Jr.
President and Chief Executive Officer

{Clients/1518/00189305.DOC/ }

EXHIBIT 99.3



Grant of Continuing Hardship Exemption

June 14, 2013

Applicant: Michael J. Brown

Company Name: Home Bancorp Wisconsin, Inc.

Form Type: S-1

Subject document[s]: Exhibit 99.3 Valuation Appraisal Report to Form S-1

We considered your continuing hardship exemption request submitted via EDGAR on June 10, 2013 (Accession no. 0000943374-13-000321) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request for the statistical information only of Exhibit 99.3 Valuation Appraisal Report to Form S-1. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Heather Mackintosh
Acting Chief, Office of Information Technology
Division of Corporation Finance

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Home Bancorp Wisconsin, Inc.
Madison, Wisconsin

As Of:
August 21, 2013

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Home Bancorp Wisconsin, Inc.

Madison, Wisconsin

As Of:

August 21, 2013

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

September 17, 2013

Board of Directors
Home Savings Bank
2 South Carroll Street
Madison, Wisconsin 53703

To the Board:

In recognition of recent developments, we hereby submit an Update ("Update") to our original Conversion Valuation Appraisal Report as of May 28, 2013 ("Original Appraisal"), updating the pro forma market value of the to-be-issued stock of the Home Bancorp Wisconsin, Inc. (the "Corporation"), which is the holding company of Home Savings Bank ("Home" or the "Bank"), Madison, Wisconsin. Such stock is to be issued by Home in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the Bank. This Update as of August 21, 2013, was prepared after a review of the Original Appraisal and is being submitted to the Federal Reserve Board and to the Federal Deposit Insurance Corporation as an update of the Original Appraisal.

Our preparation of this Update has included conversations with the management of Home, the law firm of Luse, Gorman, Pomerenk and Schick, PC and the investment banking firm of Keefe, Bruyette & Woods, Inc. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Update, we have given consideration to Home's financial condition and performance at or for the twelve months ended June 30, 2013; current thrift conversion activity and market conditions; and the recent performance of publicly traded thrift institutions, including those institutions in the Bank's comparable group. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly traded thrift institutions in Home's city, county and market area revealed no institutions involved in such activity.

We have recognized a reinvestment rate of 1.02 percent, before taxes, in this Update, based on current short term interest rates.

We have updated the three valuation methods used in the Original Appraisal based on Home's June 30, 2013, financial statements and using the stock prices of publicly traded thrift institutions, including the Bank's comparable group, as of August 21, 2013, and pricing ratios and other financial information for the peer group as of the latest date for which complete financial data is available as of August 21, 2013. We have further reviewed each of the adjustments made in the Original Appraisal relative to the comparable group, to the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios.

Exhibits 1 and 2 provide stock prices, key valuation ratios and other pertinent financial data for all publicly traded, FDIC-insured thrift institutions excluding mutual holding companies.

Exhibit 3 provides a summary of publicly traded standard conversions completed between January 1, 2012 and July 26, 2013, and the relative movement of their share prices. For the ten offerings completed from January 1, 2012, to July 26, 2013, the average percentage price change one day after IPO was a positive 17.78 percent with a median of 14.80 percent, from a low of 0.10 percent to a high of 48.90 percent. The average percentage price change one week after IPO for those ten transactions was 19.07 percent with a median of 18.75 percent. It should be noted that nine of the ten transactions completed since January 1, 2012, were trading above their first day prices.

The comparable group, unchanged from the Original Appraisal, represents ten publicly traded thrift holding companies identified in Exhibit 4, ranging in size from $308.7 million to $656.2 million with an average asset size of $464.8 million and with an average of 10.2 offices per institution compared to Home with assets of $122.2 million and four offices. Two of the comparable group institutions are in Indiana, Illinois, Ohio and Pennsylvania, with one each in Kentucky and Wisconsin.

Exhibit 5 presents pro forma financial ratios for the Bank and detailed market, pricing and financial ratios for all thrifts, publicly traded Wisconsin thrifts and the comparable group as of the most recent four quarters for financial data and ratios and August 21, 2013, for stock prices. The trend in the market price of the ten comparable group institutions since the Original Appraisal indicates a 3.42 percent increase in the average price per share. Of those ten institutions, nine experienced increases in their price per share and one experienced a decrease.

Since the Original Appraisal dated May 28, 2013, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Home's comparable group and all publicly traded, FDIC-insured thrifts in the United States ("all thrifts"). The average price to net earnings multiple for the comparable group increased from 20.99 times earnings as of the Original Appraisal dated May 28, 2013, to 21.70 times earnings in the Update as of August 21, 2013, while the average price to core earnings multiple for the comparable group increased from 21.24 times earnings to 21.77 times earnings during that period. The average market price to book value ratio for all thrifts increased from 86.16 percent as of the Original Appraisal dated May 28, 2013, to 91.94 percent in the Update as of August 21, 2013, and indicated a similar increase from 78.33 percent to 81.59 percent for the comparable group. The average price to assets ratio decreased from 11.90 percent to 11.37 percent for all thrifts and increased from 11.49 percent to 11.89 percent for the comparable group for the same time period. The trend in the market price of thrift stocks since the Original Appraisal indicates a 6.0 percent increase in the average price per share for all publicly traded thrifts and a lower increase of 3.4 percent for the comparable group.

Exhibit 6 presents the pro forma valuation analysis and conclusions, pricing ratios, and the total number of shares to be issued at each valuation range. Exhibit 6 also provides the assets, equity, tangible equity, net earnings and core earnings of Home at or for the twelve months ended June 30, 2013, with the balance sheet figures indicating modest changes from those used in the Original Appraisal. Such assets, equity and tangible equity were $122,159,000, $9,576,000 and $9,576,000, respectively, at June 30, 2013; and the net and core loss after taxes were $(503,000) with no adjustments for core earnings for the twelve months ended June 30, 2013. Those assets and equity were $123,032,000 and $9,773,000, respectively, at March 31, 2013; and net and core loss after taxes were the same at $(200,000) for the twelve months ended March 31, 2013, as indicated in the Original Appraisal. Tangible equity equaled total equity at March 31, 2013. The Bank experienced minimal decreases in assets and equity and an increase in its annual losses from March 31, 2013, to June 30, 2013.

This updated valuation of the Bank incorporating its current June 30, 2013, financial statements is based on the following valuation ratios as of August 21, 2013, using the latest date for which complete financial data is available for the peer group:

Price to earnings multiple:	
Midpoint	NM
Maximum, as adjusted	NM
Price to core earnings multiple:	
Midpoint	NM
Maximum, as adjusted	NM
Price to book value ratio:	
Midpoint	56.61%
Maximum, as adjusted	64.51%
Price to tangible book value ratio:	
Midpoint	56.61%
Maximum, as adjusted	64.51%

NM - Not Meaningful

Price to assets ratio:

Midpoint	7.31%
Maximum, as adjusted	9.47%

The Bank's higher core loss and resultant lower equity for the twelve months ended June 30, 2013, compared to March 31, 2013, and higher offering expenses resulted in a higher price to book value ratio and a higher price to tangible book value ratio at August 21, 2013, than in the Original Appraisal dated May 28, 2013. Due to Home's core and net loss, the price to core earnings and price to earnings multiples were not meaningful for this Update or the Original Appraisal. At the midpoint of the valuation range, from the Original Appraisal to the Update, the price to book value ratio increased from 55.62 percent to 56.61 percent, and the price to assets ratio increased from 7.26 percent to 7.31 percent. The price to tangible book value ratios were the same as the price to book value ratios.

Exhibits 7 through 10 present the projected effect of offering proceeds. Exhibit 11 details the pricing ratio premium or discount applied to the comparable group to determine the value of the Bank. The midpoint discount from the comparable group's average price to book value ratio was 30.61 percent, using the most recent financial data available per the Update, while the price to tangible book value ratio indicated a discount of 34.04 percent. The price to assets ratio discount was 38.54 percent.

The valuation range in the Original Appraisal indicated a midpoint value of $9,450,000, with a minimum of $8,032,500, a maximum of $10,867,500, and a maximum, as adjusted, of $12,497,630.

After consideration of the factors previously discussed, with a focus on current market conditions and the condition and operating performance of Home at or for the twelve months ended June 30, 2013, it is our opinion that as of August 21, 2013, the fully converted pro forma market valuation range of the Bank is unchanged from May 28, 2013, from a minimum of $8,032,500 or 803,250 shares at $10.00 per share to a maximum of $10,867,500 or 1,086,750 shares at $10.00 per share, with a maximum, as adjusted, of $12,497,630 or 1,249,763 shares at $10.00 per share.

It is our opinion that, as of August 21, 2013, the pro forma market value of Home Savings Bank was $9,450,000 at the midpoint, representing 945,000 shares at $10.00 per share.

Sincerely,

KELLER & COMPANY, INC.


Keller & Company, Inc.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 1

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF AUGUST 21, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
AKPB	Alaska Pacific Bancshares, Inc.	AK	OTC BB	12.00	3.40	0.20	267.31	0.00	60.42	40.00	48.64	52.18	4.49
SZBI	SouthFirst Bancshares, Inc	AL	Pink Sheet	2.50	0.15	0.83	146.72	0.00	3.02	3.01	32.84	32.99	1.70
SCBS	Southern Community Bancshares, Inc.	AL	Pink Sheet	7.50	1.03	0.71	103.24	0.00	10.58	10.56	62.79	62.79	7.26
FFBH	First Federal Bancshares of Arkansas, Inc.	AR	NASDAQ	9.54	(0.70)	0.05	27.51	0.00	NM	NM	264.69	264.69	34.67
BOFI	Bofl Holding, Inc.	CA	NASDAQ	63.82	26.38	2.89	226.95	0.00	22.08	22.24	351.28	351.28	28.12
BYFC	Broadway Financial Corporation	CA	NASDAQ	0.80	(0.59)	(1.08)	189.38	0.00	(0.74)	(7.27)	NM	NM	0.42
BANC	Banc of California, Inc.	CA	NASDAQ	13.86	1.64	0.45	171.41	0.41	30.80	31.50	106.06	117.51	8.09
MLGF	Malaga Financial Corp	CA	Pink Sheet	17.90	1.74	1.91	142.23	N/A	9.35	9.18	94.09	94.09	12.59
PROV	Provident Financial Holdings, Inc.	CA	NASDAQ	18.06	4.41	2.31	69.16	0.13	7.82	7.92	202.56	202.90	26.11
SMPL	Simplicity Bancorp, Inc.	CA	NASDAQ	14.90	(0.26)	0.66	106.40	1.34	22.58	21.91	84.43	86.77	14.00
FBNK	First Connecticut Bancorp, Inc.	CT	NASDAQ	14.48	0.47	0.22	101.98	0.11	65.82	65.82	105.20	106.37	14.20
NVSL	Naugatuck Valley Financial Corporation	CT	NASDAQ	7.43	(0.11)	(1.99)	75.18	0.06	(3.73)	(3.73)	78.51	79.91	9.88
PBCT	People's United Financial, Inc.	CT	NASDAQ	14.65	3.44	0.71	93.03	0.66	20.63	19.80	98.61	175.91	15.75
RCKB	Rockville Financial, Inc.	CT	NASDAQ	12.99	1.63	0.61	73.72	0.53	21.30	22.40	113.24	114.35	17.62
SIFI	SI Financial Group, Inc.	CT	NASDAQ	11.30	(0.42)	0.07	94.66	0.11	NM	NM	90.89	93.46	11.94
WSFS	WSFS Financial Corporation	DE	NASDAQ	61.73	13.39	3.65	495.22	0.48	16.91	29.54	146.01	160.30	12.47
ACFC	Atlantic Coast Financial Corporation	FL	NASDAQ	4.25	2.33	(2.66)	284.35	0.00	(1.60)	(1.30)	29.93	30.13	1.49
BBX	BBX Capital Corporation	FL	NYSE	12.86	7.42	15.46	27.36	0.00	0.83	3.53	86.73	86.73	47.00
BFCF	BFC Financial Corporation	FL	Pink Sheet	2.37	1.78	2.15	20.27	0.00	1.10	(4.94)	35.92	41.08	11.69
ESDF	East Side Financial, Inc.	FL	Pink Sheet	0.36	(0.04)	(12.90)	237.00	0.00	(0.03)	(0.03)	NA	NA	0.15
EVER	Everbank Financial Corp	FL	NYSE	14.76	5.94	0.81	149.97	0.00	18.22	11.18	133.02	194.87	9.84
SSNF	Sunshine Financial, Inc.	FL	Pink Sheet	14.50	2.15	0.40	121.84	0.00	36.30	(50.00)	71.36	71.36	11.90
CHFN	Charter Financial Corporation	GA	NASDAQ	10.45	0.51	0.38	62.32	0.03	27.41	29.03	131.60	136.66	16.77
HBOS	Heritage Financial Group, Inc.	GA	NASDAQ	18.74	2.06	1.25	173.90	0.32	14.99	24.66	122.41	122.97	10.78
TBNK	Territorial Bancorp Inc.	HI	NASDAQ	22.13	0.14	1.49	146.93	0.55	14.85	16.89	107.70	108.01	15.06
AFBA	Allied First Bancorp, Inc.	IL	OTC BB	0.50	0.24	0.46	247.43	0.00	1.10	0.75	22.68	22.68	0.20
BFIN	BankFinancial Corporation	IL	NASDAQ	8.40	1.23	(1.44)	69.57	0.02	(5.83)	(5.83)	101.94	103.79	12.07
FIRT	First BancTrust Corporation	IL	Pink Sheet	13.45	2.48	1.40	185.24	1.63	9.60	10.35	80.58	83.12	7.26
FCLF	First Clover Leaf Financial Corp.	IL	NASDAQ	8.86	1.91	0.59	81.96	0.25	14.99	16.41	84.16	100.73	10.81

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF AUGUST 21, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
GTPS	Great American Bancorp, Inc.	IL	OTC BB	33.50	(5.50)	2.03	371.34	0.83	16.54	16.50	98.51	101.52	9.02
HARI	Harvard Illinois Bancorp, Inc.	IL	OTC BB	14.29	3.70	1.08	205.36	0.10	13.24	13.23	59.83	61.22	6.96
IROQ	IF Bancorp, Inc.	IL	NASDAQ	16.10	2.78	0.80	119.49	0.00	20.17	23.33	86.92	87.31	13.47
JXSB	Jacksonville Bancorp, Inc.	IL	NASDAQ	19.51	2.65	1.94	165.66	0.39	10.06	13.74	84.35	91.36	11.78
MCPH	Midland Capital Holdings Corp	IL	Pink Sheet	11.95	(0.31)	0.31	337.53	0.00	38.06	38.55	39.16	39.16	3.54
PFED	Park Bancorp, Inc.	IL	Pink Sheet	2.33	0.33	(3.50)	155.19	0.00	(0.67)	(0.66)	31.77	31.77	1.50
RYFL	Royal Financial, Inc.	IL	OTC BB	5.15	2.30	0.45	45.95	0.00	11.44	20.60	71.15	71.15	11.21
WFBS	Washington Federal Bank for Savings	IL	Pink Sheet	12.75	0.00	12.14	903.15	0.00	1.05	1.05	14.34	14.34	1.41
AMFC	AMB Financial Corp.	IN	OTC BB	7.90	0.15	0.68	183.95	0.00	11.68	11.62	62.95	64.21	4.29
CITZ	CFS Bancorp, Inc.	IN	NASDAQ	11.39	6.25	0.54	105.19	0.04	21.09	25.31	110.07	110.78	10.83
DSFN	DSA Financial Corp	IN	OTC BB	9.00	1.25	0.68	71.87	0.00	13.17	7.38	82.51	83.83	12.52
FFWC	FFW Corporation	IN	Pink Sheet	16.50	1.00	0.02	301.54	0.96	NM	NM	74.75	80.56	5.47
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	4.50	(1.10)	0.97	180.97	0.00	4.65	5.36	18.92	18.97	2.49
FBPI	First Bancorp of Indiana, Inc.	IN	OTC BB	14.00	2.16	0.92	218.64	0.63	15.14	15.91	68.79	86.76	6.40
FCAP	First Capital, Inc.	IN	NASDAQ	20.77	0.42	1.51	163.60	0.77	13.75	13.75	108.59	120.81	12.70
FSFG	First Savings Financial Group, Inc.	IN	NASDAQ	23.44	5.84	2.04	283.09	0.40	11.49	12.21	80.95	95.41	8.28
LSBI	LSB Financial Corp.	IN	NASDAQ	23.75	4.35	1.75	232.01	0.10	13.57	13.65	93.48	95.94	10.24
LPSB	Laporte Bancorp, Inc.	IN	NASDAQ	10.41	2.99	0.75	78.04	0.14	13.86	15.09	76.35	85.59	13.34
LOGN	Logansport Financial Corp.	IN	Pink Sheet	23.00	6.90	2.64	259.15	0.88	8.73	8.75	79.57	80.38	8.88
MFSF	MutualFirst Financial, Inc.	IN	NASDAQ	15.18	3.61	0.90	199.64	0.24	16.87	24.48	96.62	98.06	7.60
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	23.10	4.65	2.52	242.43	0.72	9.16	9.96	96.36	96.84	9.53
PBNI	Peoples Bancorp	IN	Pink Sheet	25.25	3.50	1.21	198.57	1.15	20.94	23.60	95.97	100.22	12.72
RIVR	River Valley Bancorp	IN	NASDAQ	23.30	6.51	2.67	316.51	0.84	8.73	9.63	115.60	117.79	7.36
TDCB	Third Century Bancorp	IN	OTC BB	7.00	2.45	0.16	79.00	0.00	45.05	58.33	72.47	73.02	8.86
UCBA	United Community Bancorp	IN	NASDAQ	10.25	1.48	0.38	102.13	0.30	27.20	48.81	70.41	73.62	10.04
WEIN	West End Indiana Bancshares, Inc.	IN	OTC BB	19.00	6.25	0.92	179.98	0.11	20.72	23.17	85.98	87.53	10.56
CFFN	Capitol Federal Financial, Inc.	KS	NASDAQ	12.58	0.41	0.47	62.92	1.00	26.77	26.77	114.32	114.36	19.99
FFSL	First Independence Corporation	KS	Pink Sheet	9.25	1.44	0.03	185.92	0.00	NM	NM	49.53	49.69	4.98
HFBC	Heritage Bank USA, Inc.	KY	NASDAQ	11.37	3.60	0.45	130.76	0.08	25.44	40.61	81.96	81.96	8.70

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF AUGUST 21, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
PBSK	Poage Bankshares, Inc.	KY	NASDAQ	15.04	2.63	0.43	94.02	0.16	35.37	36.68	82.78	83.02	16.00
CTUY	Century Next Financial Corporation	LA	OTC BB	15.30	2.45	0.61	114.67	0.00	24.97	25.08	82.28	82.28	13.34
FPBF	FPB Financial Corp.	LA	Pink Sheet	46.00	12.06	5.26	537.72	2.72	8.74	9.35	93.65	93.65	8.55
HIBE	Hibernia Bancorp, Inc.	LA	OTC BB	17.10	1.65	0.18	104.84	0.00	97.38	95.00	77.15	77.15	16.31
HBCP	Home Bancorp, Inc.	LA	NASDAQ	17.12	1.72	1.31	131.93	0.00	13.07	13.92	88.59	89.52	12.98
HFBL	Home Federal Bancorp, Inc. Of Louisiana	LA	NASDAQ	17.47	2.59	1.38	116.95	0.28	12.62	13.44	97.51	97.51	14.94
LABC	Louisiana Bancorp, Inc.	LA	NASDAQ	17.98	1.09	0.87	108.91	0.00	20.73	20.67	93.57	94.84	16.51
MDNB	Minden Bancorp, Inc.	LA	OTC BB	17.00	2.25	1.32	115.50	0.31	12.86	12.88	98.40	98.40	14.72
SIBC	State Investors Bancorp, Inc.	LA	NASDAQ	15.42	2.20	0.26	97.39	0.00	58.28	59.31	90.07	90.07	15.83
BLMT	BSB Bancorp, Inc.	MA	NASDAQ	14.09	0.64	0.15	88.09	0.00	93.93	NM	101.73	102.01	16.00
BHLB	Berkshire Hills Bancorp, Inc.	MA	NYSE	26.34	6.28	1.64	207.70	0.66	16.06	12.25	98.71	167.53	12.68
BRKL	Brookline Bancorp, Inc.	MA	NASDAQ	9.57	0.02	0.59	72.62	0.34	16.22	16.50	109.10	146.72	13.18
CBNK	Chicopee Bancorp, Inc.	MA	NASDAQ	17.55	2.37	0.57	108.00	0.05	30.79	31.34	105.10	105.59	16.25
GTWN	Georgetown Bancorp, Inc.	MA	NASDAQ	14.15	4.55	0.57	108.79	0.00	24.84	26.20	90.22	93.45	13.01
HBNK	Hampden Bancorp, Inc.	MA	NASDAQ	15.85	2.29	0.59	115.38	0.16	26.86	26.86	105.72	106.41	13.74
HIFS	Hingham Institution for Savings	MA	NASDAQ	69.20	8.46	6.24	576.34	1.30	11.09	11.11	154.18	154.18	12.01
MFLR	Mayflower Bancorp, Inc.	MA	NASDAQ	19.64	8.67	0.71	126.96	0.24	27.66	32.73	178.68	180.99	15.47
PEOP	Peoples Federal Bancshares, Inc.	MA	NASDAQ	18.50	1.48	0.24	87.89	0.31	77.08	77.08	112.47	112.62	21.05
UBNK	United Financial Bancorp, Inc.	MA	NASDAQ	16.22	0.90	0.33	121.81	0.31	49.15	23.17	105.58	121.25	13.32
WEBK	Wellesley Bancorp, Inc.	MA	NASDAQ	17.94	3.97	0.91	156.66	0.00	19.66	20.16	97.35	97.35	11.45
WFD	Westfield Financial, Inc.	MA	NASDAQ	6.74	(0.14)	0.25	59.67	0.48	26.96	39.65	82.48	82.48	11.30
FMTB	Fairmount Bancorp, Inc.	MD	Pink Sheet	21.00	6.58	0.53	163.39	0.00	39.93	39.62	79.09	79.09	12.85
FRTR	Fraternity Community Bancorp, Inc.	MD	OTC BB	13.05	2.53	0.09	113.25	0.00	NM	NM	66.54	66.54	11.52
HBK	Hamilton Bancorp, Inc.	MD	NASDAQ	15.00	1.34	(0.05)	89.65	0.00	NM	NM	82.37	86.04	16.73
MDSN	Madison Bancorp, Inc.	MD	OTC BB	17.50	5.20	0.37	246.50	0.00	47.30	NM	74.63	74.63	7.10
OBAF	OBA Financial Services, Inc.	MD	NASDAQ	18.33	3.59	0.23	90.75	0.00	80.22	79.70	103.71	103.81	20.20
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	9.55	(3.00)	0.64	118.63	0.35	14.92	14.92	67.82	67.82	8.05
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	4.74	1.55	0.21	84.40	0.00	22.57	20.61	58.50	58.96	5.62
WSB	WSB Holdings, Inc.	MD	NASDAQ	6.31	3.98	0.08	41.41	0.00	78.88	NM	91.72	91.72	15.24

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF AUGUST 21, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	4.24	0.91	(0.26)	73.81	0.00	(16.31)	(15.70)	50.11	52.50	5.74
FBC	Flagstar Bancorp, Inc.	MI	NYSE	15.54	6.36	1.45	233.69	0.00	10.72	10.29	94.42	446.56	6.65
NWBM	Northwestern Bancorp	MI	OTC BB	160.00	1.00	(25.35)	4,310.41	N/A	(6.31)	(6.31)	45.48	54.14	3.71
STBI	Sturgis Bancorp, Inc.	MI	Pink Sheet	8.00	1.71	0.91	160.64	0.00	8.76	8.79	59.82	78.21	4.98
WBKC	Wolverine Bancorp, Inc.	MI	NASDAQ	19.39	2.64	0.73	118.47	0.00	26.56	26.56	75.52	75.52	16.37
HMNF	HMN Financial, Inc.	MN	NASDAQ	7.50	4.02	0.35	142.32	0.00	21.43	9.62	92.90	97.80	5.27
REDW	Redwood Financial, Inc	MN	Pink Sheet	25.00	13.40	5.85	457.45	2.91	4.27	4.29	42.74	50.97	5.47
WEFP	Wells Financial Corp.	MN	Pink Sheet	22.45	1.93	1.74	325.35	3.37	12.88	12.90	65.85	71.21	6.90
CCFC	CCSB Financial Corp.	MO	Pink Sheet	9.00	(1.39)	(1.07)	126.13	0.00	(8.41)	(8.26)	70.18	70.94	7.14
FBSI	First Bancshares, Inc.	MO	Pink Sheet	7.65	2.50	0.12	126.77	0.00	64.54	(17.40)	89.96	89.96	6.04
LXMO	Lexington B & L Financial Corp.	MO	Pink Sheet	13.50	0.25	(1.19)	260.88	0.00	(11.33)	(10.38)	49.69	52.50	5.17
LBCP	Liberty Bancorp, Inc.	MO	OTC BB	12.00	N/A	1.11	132.62	0.00	10.77	10.91	57.70	58.81	9.05
NASB	NASB Financial, Inc.	MO	NASDAQ	27.50	7.86	4.08	149.86	0.00	6.74	6.77	113.68	114.80	18.35
PULB	Pulaski Financial Corp.	MO	NASDAQ	10.01	2.31	1.00	122.90	0.39	10.01	10.32	112.54	117.27	8.14
SJBA	St. Joseph Bancorp, Inc.	MO	OTC BB	11.75	(0.50)	0.38	91.12	0.00	30.97	30.92	69.12	69.12	12.90
EBMT	Eagle Bancorp Montana, Inc.	MT	NASDAQ	11.50	0.67	0.51	131.54	0.28	22.55	35.94	84.66	106.10	8.74
ASBB	ASB Bancorp, Inc.	NC	NASDAQ	17.15	2.41	0.27	142.79	0.00	63.52	NM	84.69	84.69	12.01
HTBI	Hometrust Bancshares, Inc	NC	NASDAQ	16.16	5.26	0.36	76.79	0.00	45.28	44.89	90.21	90.21	21.04
KSBI	KS Bancorp, Inc.	NC	OTC BB	8.20	4.00	0.34	239.49	0.00	24.12	48.24	51.08	51.08	3.42
LTLB	Little Bank, Inc	NC	Pink Sheet	10.10	2.41	0.71	108.82	0.26	14.16	13.84	97.04	97.04	9.28
SSFC	South Street Financial Corp	NC	OTC BB	5.15	(0.90)	0.43	110.29	0.00	11.95	12.26	55.59	55.61	4.67
MCBK	Madison County Financial, Inc.	NE	NASDAQ	17.48	3.31	1.02	91.10	0.00	17.16	17.14	88.83	90.64	19.19
GUAA	Guaranty Bancorp, Inc.	NH	Pink Sheet	10.00	0.00	2.97	392.73	0.88	3.36	4.41	26.49	26.54	2.55
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	NASDAQ	13.25	1.51	1.16	174.28	0.45	11.42	15.77	87.25	141.55	7.60
CBNJ	Cape Bancorp, Inc.	NJ	NASDAQ	9.18	1.38	0.34	77.43	0.10	27.02	35.31	80.94	95.32	11.86
COBK	Colonial Financial Services, Inc.	NJ	NASDAQ	14.13	0.55	(0.40)	164.34	0.00	(35.31)	(32.10)	80.00	80.00	8.59
HCBK	Hudson City Bancorp, Inc.	NJ	NASDAQ	9.42	2.94	0.46	76.24	0.30	20.48	20.48	105.66	109.18	12.36
OSHC	Ocean Shore Holding Co.	NJ	NASDAQ	14.89	1.19	0.73	151.19	0.25	20.40	20.68	97.88	103.02	9.85
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	16.92	1.28	1.07	130.45	0.48	15.81	15.96	136.10	138.96	12.97

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF AUGUST 21, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ORIT	Oritani Financial Corp.	NJ	NASDAQ	16.06	1.52	0.86	62.05	0.93	18.67	19.12	142.44	142.44	25.88
PFS	Provident Financial Services, Inc.	NJ	NYSE	17.13	0.81	1.16	119.84	0.69	14.77	15.16	103.72	162.29	14.29
ROMA	Roma Financial Corporation	NJ	NASDAQ	18.31	9.64	0.02	59.04	0.06	NM	NM	253.57	256.55	31.02
AF	Astoria Financial Corporation	NY	NYSE	12.68	1.14	0.58	163.89	0.16	21.86	23.48	95.91	112.58	7.74
CMSB	CMS Bancorp, Inc.	NY	NASDAQ	8.79	1.52	(0.05)	141.27	0.00	NM	(62.79)	73.89	73.89	6.22
CARV	Carver Bancorp, Inc.	NY	NASDAQ	6.25	2.79	0.18	172.72	0.00	34.72	41.67	198.82	203.64	3.62
DCOM	Dime Community Bancshares, Inc.	NY	NASDAQ	16.52	2.01	1.17	111.02	0.54	14.12	14.49	147.97	172.33	14.88
ESBK	Elmira Savings Bank, FSB	NY	NASDAQ	22.40	3.19	1.08	219.37	1.57	20.65	14.83	119.97	177.12	10.21
NYCB	New York Community Bancorp, Inc.	NY	NYSE	15.69	1.54	1.14	100.96	1.00	13.76	14.14	122.09	228.37	15.54
ONFC	Oneida Financial Corp.	NY	NASDAQ	13.61	3.44	0.83	102.45	0.47	16.40	18.39	101.83	142.76	13.28
PFDB	Patriot Federal Bank	NY	Pink Sheet	7.00	(3.11)	0.03	103.65	0.20	NM	(63.64)	76.89	78.51	6.75
PBNY	Provident New York Bancorp	NY	NYSE	10.84	1.90	0.54	83.66	0.22	20.07	27.79	97.19	148.77	12.96
TRST	Trustco Bank Corp NY	NY	NASDAQ	6.22	0.12	0.40	46.90	0.26	15.47	15.95	162.14	162.39	13.26
ASBN	ASB Financial Corp.	OH	Pink Sheet	13.25	1.40	0.58	167.51	0.94	22.98	25.98	99.43	117.61	7.91
CFBK	Central Federal Corporation	OH	NASDAQ	1.44	(0.24)	0.06	13.68	0.00	25.09	(5.76)	99.65	99.76	10.53
CHEV	Cheviot Financial Corp.	OH	NASDAQ	10.61	2.83	0.44	84.24	0.33	24.11	24.11	74.27	82.94	12.60
CIBN	Community Investors Bancorp, Inc.	OH	Pink Sheet	6.42	1.85	0.20	158.53	0.00	32.10	(91.71)	48.23	49.24	4.05
FFDF	FFD Financial Corporation	OH	OTC BB	20.24	4.40	2.65	239.39	0.84	7.63	8.19	94.62	97.97	8.45
FDEF	First Defiance Financial Corp.	OH	NASDAQ	27.50	5.52	1.99	208.82	0.25	13.82	15.28	102.26	142.60	13.17
FNFI	First Niles Financial, Inc.	OH	OTC BB	8.40	1.91	0.09	75.88	0.53	93.33	NM	86.15	86.15	11.07
HCFL	Home City Financial Corporation	OH	Pink Sheet	13.50	3.69	1.29	178.86	0.25	10.47	10.55	76.48	76.48	7.55
HLFN	Home Loan Financial Corporation	OH	OTC BB	18.50	3.74	2.01	117.45	0.00	9.20	9.20	122.98	123.88	15.75
PVFC	PVF Capital Corp.	OH	NASDAQ	4.24	1.97	0.24	29.19	0.00	17.67	17.67	142.81	156.55	14.52
PPSF	Peoples-Sidney Financial Corporation	OH	Pink Sheet	10.00	1.30	0.18	104.69	0.22	56.34	55.56	82.15	82.17	9.55
PFOH	Perpetual Federal Savings Bank	OH	Pink Sheet	19.00	5.85	1.68	145.53	0.84	11.31	11.31	79.22	79.22	13.06
UCFC	United Community Financial Corp.	OH	NASDAQ	4.22	1.75	(0.68)	46.25	0.00	(6.21)	(5.28)	87.69	90.59	9.12
VERF	Versailles Financial Corporation	OH	OTC BB	14.00	1.50	0.34	124.99	0.00	41.58	41.18	49.90	49.90	11.20
WAYN	Wayne Savings Bancshares, Inc.	OH	NASDAQ	10.60	1.36	0.74	135.52	0.27	14.32	14.32	78.46	82.22	7.82
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	NASDAQ	14.70	2.31	0.45	83.55	0.20	32.72	32.67	100.98	100.98	17.59

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF AUGUST 21, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ESBF	ESB Financial Corporation	PA	NASDAQ	12.15	(0.66)	0.99	108.53	0.33	12.27	12.79	109.56	139.43	11.20
ESSA	ESSA Bancorp, Inc.	PA	NASDAQ	11.02	0.23	0.30	110.08	0.19	36.73	44.08	80.78	86.80	10.01
EKFC	Eureka Financial Corp.	PA	OTC BB	17.50	1.80	1.03	107.69	0.00	16.93	16.67	100.62	100.62	16.25
FFCO	FedFirst Financial Corporation	PA	NASDAQ	19.03	4.27	0.96	124.17	0.43	19.82	19.42	89.09	90.91	15.32
FXCB	Fox Chase Bancorp, Inc.	PA	NASDAQ	16.94	2.64	0.50	109.52	0.26	33.88	58.41	93.56	93.65	15.47
HARL	Harleysville Savings Financial Corporation	PA	Pink Sheet	19.02	1.28	1.33	213.14	N/A	14.30	14.86	118.01	118.01	8.92
MLVF	Malvern Bancorp, Inc.	PA	NASDAQ	11.82	4.10	0.05	104.32	0.00	NM	NM	79.95	80.06	11.33
NWBI	Northwest Bancshares, Inc.	PA	NASDAQ	13.61	2.07	0.69	85.23	0.48	19.72	19.72	111.25	132.04	15.97
PBCP	Polonia Bancorp, Inc.	PA	NASDAQ	9.50	3.01	(0.13)	74.68	0.00	(75.64)	(73.08)	81.02	81.49	12.72
QNTO	Quaint Oak Bancorp, Inc.	PA	Pink Sheet	15.80	5.95	0.97	126.61	0.16	16.22	21.07	91.22	91.26	12.48
STND	Standard Financial Corp.	PA	NASDAQ	19.00	3.00	0.90	135.39	0.18	21.11	21.11	79.97	90.90	14.03
THRD	TF Financial Corporation	PA	NASDAQ	26.71	0.70	1.92	252.12	0.20	13.92	14.06	90.94	97.21	10.59
UASB	United-American Savings Bank	PA	OTC BB	21.00	(0.99)	1.72	256.81	0.24	12.21	15.11	94.58	94.58	8.18
WVFC	WVS Financial Corp.	PA	NASDAQ	10.92	4.20	0.61	130.53	0.16	17.90	17.90	70.75	70.75	8.37
NFSB	Newport Bancorp, Inc.	RI	NASDAQ	17.12	3.41	0.40	121.47	0.00	42.80	45.05	112.45	112.45	14.09
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	2.75	0.65	0.06	100.87	0.00	47.01	45.83	22.58	22.58	2.73
HFFC	HF Financial Corp.	SD	NASDAQ	12.80	0.61	0.90	169.69	0.45	14.22	20.65	90.83	107.18	7.54
CASH	Meta Financial Group, Inc.	SD	NASDAQ	30.99	6.54	1.99	316.54	0.44	15.57	19.61	118.84	118.84	9.79
AFCB	Athens Bancshares Corporation	TN	NASDAQ	17.90	3.65	1.18	133.08	0.20	15.17	15.70	86.38	86.38	13.45
FABK	First Advantage Bancorp	TN	NASDAQ	12.70	(0.75)	0.51	92.54	0.00	24.71	24.90	88.77	88.77	13.72
JFBI	Jefferson Bancshares, Inc.	TN	NASDAQ	5.90	3.65	0.21	76.62	0.00	28.10	28.10	72.73	72.73	7.70
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	17.00	1.00	1.22	98.56	0.00	13.96	13.93	78.79	79.43	17.25
UNTN	United Tennessee Bankshares, Inc	TN	Pink Sheet	12.65	1.51	1.37	165.57	0.70	9.22	9.44	83.30	83.56	7.64
BAFI	BancAffiliated, Inc	TX	Pink Sheet	45.00	11.00	16.65	1,345.03	0.00	2.70	2.62	38.14	38.31	3.35
SPBC	SP Bancorp, Inc.	TX	NASDAQ	18.42	6.10	0.99	180.23	0.00	18.63	21.93	90.07	90.07	10.22
FRNK	Franklin Financial Corporation	VA	NASDAQ	17.95	1.84	0.59	82.60	0.42	30.42	27.62	94.86	94.86	21.73
ANCB	Anchor Bancorp	WA	NASDAQ	15.50	6.77	0.10	187.37	0.00	NM	NM	70.34	71.05	8.27
FFNW	First Financial Northwest, Inc.	WA	NASDAQ	10.51	2.25	0.22	47.15	0.00	47.77	40.42	104.71	104.75	22.29
HMST	HomeStreet, Inc.	WA	NASDAQ	20.20	13.61	5.10	174.18	0.00	3.96	4.12	107.57	183.43	11.60

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF AUGUST 21, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
RVSB	Riverview Bancorp, Inc.	WA	NASDAQ	2.65	1.30	0.12	34.58	0.00	22.08	22.08	75.34	112.32	7.66
SFBC	Sound Financial Bancorp, Inc.	WA	NASDAQ	14.25	4.95	1.12	150.98	0.00	12.76	12.50	83.16	87.91	9.44
TSBK	Timberland Bancorp, Inc.	WA	NASDAQ	8.79	3.39	0.68	104.77	0.03	12.93	11.88	80.75	90.48	8.39
WAFD	Washington Federal, Inc.	WA	NASDAQ	22.50	2.29	1.33	124.90	0.33	16.92	30.00	122.15	141.01	18.01
BKMU	Bank Mutual Corporation	WI	NASDAQ	6.13	1.43	0.17	51.57	0.06	36.06	36.06	102.75	105.75	11.89
CZWI	Citizens Community Bancorp, Inc.	WI	NASDAQ	7.50	1.35	0.22	105.22	0.00	34.09	25.86	70.21	70.21	7.13
WSBF	Waterstone Financial, Inc.	WI	NASDAQ	9.63	6.44	1.20	51.96	0.00	8.03	8.03	145.77	148.57	18.53
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	10.80	3.60	(0.21)	211.23	0.00	(51.43)	(49.09)	60.45	61.15	5.11

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF AUGUST 21, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

	State	Exchange	PER SHARE					PRICING RATIOS				
			Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS												
AVERAGE			15.61	2.75	0.83	180.43	0.28	20.08	16.61	91.94	101.15	11.37
HIGH			160.00	26.38	16.65	4310.41	3.37	97.38	95.00	351.28	446.56	47.00
LOW			0.36	(5.5)	(25.35)	13.68	0.00	(75.64)	(91.71)	14.34	14.34	0.15
AVERAGE FOR STATE												
WI			7.75	3.07	0.53	69.58	0.02	26.06	23.32	106.24	108.18	12.52
AVERAGE BY REGION												
MIDWEST			15.98	2.47	0.54	249.44	0.29	16.94	13.71	79.89	91.08	9.11
NORTH CENTRAL			15.30	3.05	1.12	184.10	0.57	15.40	9.56	81.78	84.94	9.73
NORTHEAST			15.50	2.21	0.74	133.32	0.32	21.10	17.56	106.48	120.34	12.88
SOUTHEAST			12.89	2.71	0.61	134.03	0.09	25.81	20.43	79.62	82.51	11.75
SOUTHWEST			21.49	3.86	2.63	261.88	0.30	27.00	27.42	101.28	101.50	14.67
WEST			16.48	4.45	1.05	146.26	0.19	15.92	15.64	111.49	123.18	12.26
AVERAGE BY EXCHANGE												
NYSE			15.73	3.92	2.85	135.88	0.34	14.54	14.73	103.97	193.47	15.84
NASDAQ			15.31	2.99	0.75	127.41	0.22	21.64	20.22	105.07	112.73	13.09
OTC-BB			19.34	1.97	(0.10)	319.04	0.17	25.10	22.37	73.95	75.62	9.32
PINK SHEETS			13.81	2.40	1.29	240.43	0.50	13.32	3.61	65.23	67.26	7.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares, Inc.	AK	174,950	20,870	20,870	0.25	0.11	2.16	0.95	OTC BB	654,486	6,885
SZBI	SouthFirst Bancshares, Inc	AL	102,927	8,100	8,100	0.54	0.25	7.49	3.40	Pink Sheet	701,526	1,052
SCBS	Southern Community Bancshares, Inc.	AL	65,980	7,634	7,634	0.70	0.34	6.11	3.02	Pink Sheet	639,077	4,371
FFBH	First Federal Bancshares of Arkansas, Ir	AR	547,462	71,716	71,716	0.16	0.16	1.24	1.24	NASDAQ	19,897,603	198,976
BOFI	Bofl Holding, Inc.	CA	2,961,663	260,704	260,704	1.51	1.53	17.43	17.66	NASDAQ	13,049,775	468,226
BYFC	Broadway Financial Corporation	CA	363,113	17,178	17,178	(0.05)	(0.06)	(0.98)	(1.16)	NASDAQ	1,917,422	1,591
BANC	Banc of California, Inc.	CA	2,051,055	188,298	176,143	0.49	0.38	3.46	2.71	NASDAQ	11,965,478	136,406
MLGF	Malaga Financial Corp	CA	842,245	112,663	112,663	1.38	1.38	11.43	11.43	Pink Sheet	5,921,902	101,857
PROV	Provident Financial Holdings, Inc.	CA	1,221,483	157,469	157,469	1.97	1.97	16.73	16.73	NASDAQ	17,661,865	300,428
SMPL	Simplicity Bancorp, Inc.	CA	882,330	146,356	142,406	0.59	0.61	3.52	3.61	NASDAQ	8,292,660	124,639
FBNK	First Connecticut Bancorp, Inc.	CT	1,799,392	242,869	242,869	0.22	0.22	1.51	1.51	NASDAQ	17,644,449	259,903
NVSL	Naugatuck Valley Financial Corporation	CT	526,393	66,266	66,266	(2.40)	(2.40)	(17.63)	(17.63)	NASDAQ	7,002,208	49,154
PBCT	People's United Financial, Inc.	CT	30,598,200	4,886,100	2,739,100	0.85	0.88	4.67	4.86	NASDAQ	328,900,000	4,413,838
RCKB	Rockville Financial, Inc.	CT	2,062,708	320,992	319,922	0.87	0.83	5.05	4.82	NASDAQ	27,981,286	362,637
SIFI	SI Financial Group, Inc.	CT	957,178	125,715	122,264	0.07	0.09	0.49	0.68	NASDAQ	10,111,757	122,251
WSFS	WSFS Financial Corporation	DE	4,354,643	424,269	391,135	0.81	0.43	8.46	4.48	NASDAQ	8,793,304	427,706
ACFC	Atlantic Coast Financial Corporation	FL	747,578	37,347	37,347	(0.90)	(1.11)	(15.70)	(19.21)	NASDAQ	2,629,061	11,627
BBX	BBX Capital Corporation	FL	432,484	234,352	234,352	N/A	2.68	N/A	54.27	NYSE	15,805,009	130,391
BFCF	BFC Financial Corporation	FL	1,575,263	512,692	448,379	N/A	(1.18)	47.08	(10.75)	Pink Sheet	77,713,031	143,769
ESDF	East Side Financial, Inc.	FL	65,686	361	361	N/A	N/A	N/A	N/A	Pink Sheet	277,159	103
EVER	Everbank Financial Corp	FL	18,306,488	1,504,442	1,450,189	0.67	1.03	8.59	13.28	NYSE	122,066,260	1,879,820
SSNF	Sunshine Financial, Inc.	FL	150,407	25,085	25,085	(0.25)	(0.25)	(1.45)	(1.45)	Pink Sheet	1,234,454	17,900
CHFN	Charter Financial Corporation	GA	1,135,425	144,682	139,325	0.66	0.63	4.94	4.70	NASDAQ	18,220,260	233,037
HBOS	Heritage Financial Group, Inc.	GA	1,370,550	120,655	115,989	0.90	0.53	7.83	4.66	NASDAQ	7,881,260	114,121
TBNK	Territorial Bancorp Inc.	HI	1,565,524	218,938	218,938	0.95	0.87	6.84	6.25	NASDAQ	10,655,088	253,378
AFBA	Allied First Bancorp, Inc.	IL	126,510	4,920	4,920	0.26	0.26	6.99	6.99	OTC BB	511,300	639
BFIN	BankFinancial Corporation	IL	1,466,135	173,639	170,757	(1.90)	(1.90)	(14.52)	(14.51)	NASDAQ	21,072,966	170,480
FIRT	First BancTrust Corporation	IL	393,207	35,429	40,733	0.81	0.78	8.54	8.19	Pink Sheet	2,122,658	28,656
FCLF	First Clover Leaf Financial Corp.	IL	601,700	77,290	65,436	0.78	0.71	5.52	5.09	NASDAQ	7,341,590	58,145
GTPS	Great American Bancorp, Inc.	IL	178,539	16,351	15,866	0.58	0.58	6.03	6.03	OTC BB	480,795	16,347
HARI	Harvard Illinois Bancorp, Inc.	IL	170,420	19,820	19,820	0.53	0.53	4.65	4.64	OTC BB	829,850	11,410
IROQ	IF Bancorp, Inc.	IL	549,316	85,157	85,157	0.71	0.62	4.30	3.72	NASDAQ	4,597,220	70,108
JXSB	Jacksonville Bancorp, Inc.	IL	316,543	44,193	41,466	1.18	0.86	8.49	6.21	NASDAQ	1,910,758	36,209
MCPH	Midland Capital Holdings Corp	IL	125,763	11,370	11,370	0.09	0.06	1.03	0.68	Pink Sheet	372,600	4,099
PFED	Park Bancorp, Inc.	IL	185,165	8,750	8,750	(2.19)	(2.25)	(39.06)	(40.20)	Pink Sheet	1,193,174	2,780

EXHIBIT 2

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
RYFL	Royal Financial, Inc.	IL	114,568	18,049	18,049	0.98	0.67	6.73	4.57	OTC BB	2,493,430	10,722
WFBS	Washington Federal Bank for Savings	IL	123,917	12,200	12,200	1.43	1.43	14.68	14.65	Pink Sheet	137,206	1,749
AMFC	AMB Financial Corp.	IN	180,574	16,178	16,178	0.46	0.37	5.30	4.25	OTC BB	981,638	6,332
CITZ	CFS Bancorp, Inc.	IN	1,146,368	112,777	112,777	0.50	0.42	5.34	4.56	NASDAQ	10,898,168	87,022
DSFN	DSA Financial Corp	IN	115,586	17,544	17,544	1.75	1.75	11.75	11.75	OTC BB	1,608,333	13,671
FFWC	FFW Corporation	IN	338,350	32,366	31,152	0.15	(0.03)	1.56	(0.35)	Pink Sheet	1,122,084	17,953
FDLB	Fidelity Federal Bancorp	IN	165,886	21,797	21,797	0.51	0.14	4.09	1.12	Pink Sheet	916,656	4,125
FBPI	First Bancorp of Indiana, Inc.	IN	382,431	35,600	35,600	0.39	0.39	4.26	4.26	OTC BB	1,749,165	20,658
FCAP	First Capital, Inc.	IN	455,617	53,268	47,882	0.93	0.93	8.06	8.05	NASDAQ	2,784,997	56,730
FSFG	First Savings Financial Group, Inc.	IN	656,155	84,239	74,062	0.77	0.73	5.70	5.36	NASDAQ	2,317,815	50,325
LSBI	LSB Financial Corp.	IN	361,190	39,554	39,554	0.75	0.75	7.17	7.17	NASDAQ	1,556,782	33,352
LPSB	Laporte Bancorp, Inc.	IN	484,248	84,611	75,841	0.95	0.87	7.04	6.50	NASDAQ	6,205,250	61,432
LOGN	Logansport Financial Corp.	IN	172,363	19,226	19,226	1.00	0.99	8.58	8.50	Pink Sheet	665,117	15,032
MFSF	MutualFirst Financial, Inc.	IN	1,413,700	140,179	137,979	0.54	0.31	5.68	3.22	NASDAQ	7,081,327	101,616
NWIN	NorthWest Indiana Bancorp	IN	688,818	68,115	68,115	1.06	0.97	10.89	10.02	OTC BB	2,841,346	71,034
PBNI	Peoples Bancorp	IN	470,991	62,403	62,403	0.57	0.57	4.42	4.42	Pink Sheet	2,371,925	48,031
RIVR	River Valley Bancorp	IN	482,640	35,735	35,164	1.04	0.86	12.91	10.75	NASDAQ	1,524,870	32,785
TDCB	Third Century Bancorp	IN	125,059	15,292	15,292	0.15	0.15	1.24	1.24	OTC BB	1,583,090	6,332
UCBA	United Community Bancorp	IN	525,967	74,971	71,707	0.39	0.21	3.37	1.83	NASDAQ	5,149,997	50,521
WEIN	West End Indiana Bancshares, Inc.	IN	252,159	30,960	30,960	0.52	0.47	4.40	3.93	OTC BB	1,401,008	23,677
CFFN	Capitol Federal Financial, Inc.	KS	9,393,718	1,643,007	1,643,007	0.76	0.76	3.91	3.91	NASDAQ	149,301,782	1,802,073
FFSL	First Independence Corporation	KS	155,271	15,598	15,598	0.02	0.02	0.17	0.17	Pink Sheet	835,163	7,274
HFBC	Heritage Bank USA, Inc.	KY	981,109	104,086	103,843	0.42	0.20	3.69	1.78	NASDAQ	7,503,039	80,583
PBSK	Poage Bankshares, Inc.	KY	308,685	59,653	59,653	0.44	0.43	2.32	2.26	NASDAQ	3,283,330	49,086
CTUY	Century Next Financial Corporation	LA	121,059	19,631	19,631	0.58	0.57	3.40	3.36	OTC BB	1,055,760	13,936
FPBF	FPB Financial Corp.	LA	197,856	18,073	18,073	1.02	1.02	11.31	11.31	Pink Sheet	367,955	16,742
HIBE	Hibernia Bancorp, Inc.	LA	103,888	21,964	21,964	0.18	0.18	0.79	0.79	OTC BB	990,884	16,597
HBCP	Home Bancorp, Inc.	LA	977,025	143,118	143,118	0.93	0.92	6.44	6.34	NASDAQ	7,405,767	137,821
HFBL	Home Federal Bancorp, Inc. Of Louisian	LA	276,225	42,314	42,314	1.22	1.14	6.80	6.37	NASDAQ	2,361,879	41,923
LABC	Louisiana Bancorp, Inc.	LA	312,365	55,115	55,115	0.78	0.78	4.40	4.40	NASDAQ	2,868,202	49,104
MDNB	Minden Bancorp, Inc.	LA	274,324	41,037	41,037	1.19	1.19	7.88	7.88	OTC BB	2,375,192	38,359
SIBC	State Investors Bancorp, Inc.	LA	245,850	43,219	43,219	0.27	0.27	1.41	1.41	NASDAQ	2,524,506	36,479
BLMT	BSB Bancorp, Inc.	MA	839,698	132,029	132,029	0.18	0.17	1.03	0.99	NASDAQ	9,532,430	131,643
BHLB	Berkshire Hills Bancorp, Inc.	MA	5,245,334	673,882	400,671	0.84	1.11	6.40	8.45	NYSE	25,254,448	644,999
BRKL	Brookline Bancorp, Inc.	MA	5,110,378	617,250	459,015	0.80	0.78	6.52	6.42	NASDAQ	70,370,712	643,188

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CBNK	Chicopee Bancorp, Inc.	MA	586,272	90,653	90,653	0.48	0.48	3.18	3.18	NASDAQ	5,428,585	91,743
GTWN	Georgetown Bancorp, Inc.	MA	211,329	30,467	30,467	0.49	0.49	4.04	4.04	NASDAQ	1,942,514	26,710
HBNK	Hampden Bancorp, Inc.	MA	667,588	86,745	86,745	0.53	0.53	3.72	3.72	NASDAQ	5,786,085	92,809
HIFS	Hingham Institution for Savings	MA	1,226,021	95,477	95,477	1.15	1.15	14.85	14.85	NASDAQ	2,127,250	148,269
MFLR	Mayflower Bancorp, Inc.	MA	261,344	22,626	22,626	0.58	0.49	6.59	5.60	NASDAQ	2,058,422	21,490
PEOP	Peoples Federal Bancshares, Inc.	MA	578,288	108,228	108,228	0.26	0.26	1.31	1.31	NASDAQ	6,579,704	125,672
UBNK	United Financial Bancorp, Inc.	MA	2,429,201	306,355	266,770	0.30	0.67	2.24	4.91	NASDAQ	19,942,149	303,121
WEBK	Wellesley Bancorp, Inc.	MA	385,754	45,378	45,378	0.68	0.68	5.34	5.34	NASDAQ	2,462,410	39,054
WFD	Westfield Financial, Inc.	MA	1,306,853	178,980	178,980	0.44	0.30	2.74	1.88	NASDAQ	21,902,642	170,403
FMTB	Fairmount Bancorp, Inc.	MD	79,220	12,873	12,873	0.32	0.32	1.97	1.97	Pink Sheet	484,839	11,151
FRTR	Fraternity Community Bancorp, Inc.	MD	166,717	28,870	28,870	0.07	0.01	0.43	0.06	OTC BB	1,472,100	20,536
HBK	Hamilton Bancorp, Inc.	MD	331,962	67,436	64,559	(0.05)	(0.10)	(0.37)	(0.69)	NASDAQ	3,703,000	50,879
MDSN	Madison Bancorp, Inc.	MD	149,902	14,260	14,260	0.14	0.02	1.50	0.17	OTC BB	608,116	8,970
OBAF	OBA Financial Services, Inc.	MD	386,095	75,192	75,192	0.25	0.25	1.28	1.28	NASDAQ	4,254,295	80,832
PCGO	Prince George's Federal Savings Bank	MD	106,977	12,697	12,697	0.56	0.60	4.56	4.85	Pink Sheet	901,738	9,017
SVBI	Severn Bancorp, Inc.	MD	849,598	109,349	109,349	0.40	0.30	3.32	2.50	NASDAQ	10,066,679	53,353
WSB	WSB Holdings, Inc.	MD	331,966	55,153	55,153	0.19	0.10	1.26	0.69	NASDAQ	8,016,607	51,867
FFNM	First Federal of Northern Michigan Banc	MI	212,859	24,403	24,274	(0.35)	(0.36)	(3.00)	(3.13)	NASDAQ	2,884,049	13,497
FBC	Flagstar Bancorp, Inc.	MI	13,094,150	1,184,028	1,184,028	0.69	0.68	8.52	8.44	NYSE	56,033,204	780,543
NWBM	Northwestern Bancorp	MI	849,150	69,312	67,262	(0.57)	(1.39)	(6.81)	(16.52)	OTC BB	197,000	30,043
STBI	Sturgis Bancorp, Inc.	MI	328,196	27,324	22,215	0.59	0.59	7.12	7.12	Pink Sheet	2,043,112	15,834
WBKC	Wolverine Bancorp, Inc.	MI	290,452	62,954	62,954	0.62	0.62	2.77	2.77	NASDAQ	2,451,776	46,118
HMNF	HMN Financial, Inc.	MN	627,086	61,053	61,053	0.48	0.48	5.45	5.45	NASDAQ	4,406,244	25,777
REDW	Redwood Financial, Inc	MN	204,471	26,147	21,941	1.30	1.24	10.04	9.58	Pink Sheet	446,980	6,942
WEFP	Wells Financial Corp.	MN	251,138	26,317	26,317	0.55	0.55	5.20	5.20	Pink Sheet	771,905	15,168
CCFC	CCSB Financial Corp.	MO	98,418	10,007	10,007	(0.82)	(0.83)	(8.05)	(8.16)	Pink Sheet	780,303	6,437
FBSI	First Bancshares, Inc.	MO	196,591	13,195	13,195	0.10	0.00	1.18	(0.03)	Pink Sheet	1,550,815	15,508
LXMO	Lexington B & L Financial Corp.	MO	141,210	14,707	13,918	(0.44)	(0.46)	(4.32)	(4.50)	Pink Sheet	541,293	6,441
LBCP	Liberty Bancorp, Inc.	MO	403,191	63,231	61,636	0.82	1.13	5.49	7.54	OTC BB	3,040,269	36,483
NASB	NASB Financial, Inc.	MO	1,179,036	190,318	187,997	2.65	2.64	19.28	19.20	NASDAQ	7,867,614	165,613
PULB	Pulaski Financial Corp.	MO	1,350,635	122,901	118,962	0.93	0.82	9.88	8.70	NASDAQ	10,989,689	116,161
SJBA	St. Joseph Bancorp, Inc.	MO	34,343	6,407	6,407	0.41	0.41	2.25	2.27	OTC BB	376,918	3,773
EBMT	Eagle Bancorp Montana, Inc.	MT	512,827	52,960	45,089	0.50	0.33	3.54	2.34	NASDAQ	3,898,685	42,691
ASBB	ASB Bancorp, Inc.	NC	757,522	107,433	107,433	0.17	(0.05)	1.14	(0.37)	NASDAQ	5,305,323	90,137
HTBI	Hometrust Bancshares, Inc	NC	1,596,201	372,356	372,356	0.46	0.46	2.73	2.73	NASDAQ	20,785,783	328,415

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KSBI	KS Bancorp, Inc.	NC	313,611	25,159	25,159	0.22	0.07	2.76	0.85	OTC BB	1,309,501	7,045
LTLB	Little Bank, Inc	NC	307,340	32,168	32,168	0.80	0.69	7.10	6.15	Pink Sheet	2,824,390	23,866
SSFC	South Street Financial Corp	NC	278,018	23,403	23,403	0.38	0.38	4.71	4.71	OTC BB	2,520,777	12,982
MCBK	Madison County Financial, Inc.	NE	290,892	62,832	61,580	1.31	1.31	8.22	8.22	NASDAQ	3,193,054	51,249
GUAA	Guaranty Bancorp, Inc.	NH	381,646	36,690	36,690	0.76	0.56	8.09	5.91	Pink Sheet	971,787	9,718
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,231,214	130,288	91,628	0.67	0.45	6.66	4.49	NASDAQ	7,064,489	93,251
CBNJ	Cape Bancorp, Inc.	NJ	1,033,221	151,346	128,520	0.43	0.33	3.04	2.30	NASDAQ	13,344,776	122,238
COBK	Colonial Financial Services, Inc.	NJ	633,217	68,032	68,032	(0.24)	(0.25)	(2.14)	(2.28)	NASDAQ	3,853,058	52,209
HCBK	Hudson City Bancorp, Inc.	NJ	40,286,698	4,711,443	4,559,334	0.52	0.52	4.79	4.79	NASDAQ	528,433,972	4,565,670
OSHC	Ocean Shore Holding Co.	NJ	1,053,872	106,040	100,743	0.47	0.46	4.57	4.53	NASDAQ	6,970,346	104,555
OCFC	OceanFirst Financial Corp.	NJ	2,303,711	219,554	219,554	0.82	0.81	8.59	8.53	NASDAQ	17,660,229	254,661
ORIT	Oritani Financial Corp.	NJ	2,815,205	511,566	511,566	1.34	1.34	6.98	6.98	NASDAQ	45,371,031	702,797
PFS	Provident Financial Services, Inc.	NJ	7,186,775	990,445	632,968	0.93	0.90	6.83	6.64	NYSE	59,968,621	915,721
ROMA	Roma Financial Corporation	NJ	1,777,969	217,470	215,644	0.03	0.01	0.22	0.08	NASDAQ	30,116,769	483,675
AF	Astoria Financial Corporation	NY	16,210,524	1,437,492	1,252,341	0.33	0.31	4.43	4.13	NYSE	98,911,526	975,268
CMSB	CMS Bancorp, Inc.	NY	263,151	22,160	22,160	(0.04)	(0.10)	(0.45)	(1.17)	NASDAQ	1,862,803	15,834
CARV	Carver Bancorp, Inc.	NY	638,277	56,735	56,735	0.11	0.09	1.19	0.98	NASDAQ	3,695,420	16,999
DCOM	Dime Community Bancshares, Inc.	NY	3,982,325	400,500	344,862	1.03	1.00	10.73	10.50	NASDAQ	35,871,939	515,121
ESBK	Elmira Savings Bank, FSB	NY	510,900	56,700	56,700	0.99	0.99	8.08	8.08	NASDAQ	2,328,975	59,040
NYCB	New York Community Bancorp, Inc.	NY	44,511,718	5,665,614	3,201,880	1.18	1.15	9.01	8.80	NYSE	440,867,068	6,326,442
ONFC	Oneida Financial Corp.	NY	719,687	93,885	66,971	0.84	0.75	6.31	5.63	NASDAQ	7,024,596	89,283
PFDB	Patriot Federal Bank	NY	99,249	8,718	8,537	0.03	0.06	0.31	0.67	Pink Sheet	957,544	6,368
PBNY	Provident New York Bancorp	NY	3,710,440	494,711	325,056	0.65	0.47	4.77	3.48	NYSE	44,353,276	402,284
TRST	Trustco Bank Corp NY	NY	4,411,757	360,889	360,889	0.87	0.85	10.78	10.51	NASDAQ	94,071,114	524,917
ASBN	ASB Financial Corp.	OH	267,047	21,244	17,961	0.33	0.33	3.90	3.90	Pink Sheet	1,594,234	20,008
CFBK	Central Federal Corporation	OH	216,439	22,868	22,828	(1.68)	(1.72)	(25.43)	(26.04)	NASDAQ	15,823,710	23,736
CHEV	Cheviot Financial Corp.	OH	620,250	105,186	94,196	0.52	0.52	3.15	3.15	NASDAQ	7,363,326	84,457
CIBN	Community Investors Bancorp, Inc.	OH	126,060	10,585	10,585	0.24	(0.22)	2.44	(2.26)	Pink Sheet	795,192	5,765
FFDF	FFD Financial Corporation	OH	243,245	21,734	21,734	1.05	1.05	12.17	12.17	OTC BB	1,016,096	19,814
FDEF	First Defiance Financial Corp.	OH	2,039,411	262,643	196,716	0.97	0.87	7.48	6.71	NASDAQ	9,766,132	227,746
FNFI	First Niles Financial, Inc.	OH	99,895	12,837	12,837	0.10	0.08	0.76	0.61	OTC BB	1,316,478	9,544
HCFL	Home City Financial Corporation	OH	143,986	14,210	14,210	0.73	0.73	7.62	7.62	Pink Sheet	805,004	9,660
HLFN	Home Loan Financial Corporation	OH	164,025	21,007	21,007	1.70	1.70	13.93	13.93	OTC BB	1,396,506	24,648
PVFC	PVF Capital Corp.	OH	760,456	77,337	77,337	0.82	0.82	8.86	8.86	NASDAQ	26,048,842	103,153
PPSF	Peoples-Sidney Financial Corporation	OH	130,382	15,160	15,160	0.17	0.21	1.46	1.80	Pink Sheet	1,245,410	11,209

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PFOH	Perpetual Federal Savings Bank	OH	359,469	59,239	59,239	1.15	1.15	7.09	7.09	Pink Sheet	2,470,032	41,867
UCFC	United Community Financial Corp.	OH	1,831,776	206,511	206,296	(1.11)	(1.34)	(11.22)	(13.46)	NASDAQ	39,606,586	153,674
VERF	Versailles Financial Corporation	OH	49,001	10,999	10,999	0.28	0.28	1.20	1.20	OTC BB	392,044	5,097
WAYN	Wayne Savings Bancshares, Inc.	OH	399,635	39,841	38,017	0.53	0.53	5.34	5.34	NASDAQ	2,948,877	29,577
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	457,401	79,696	79,696	0.52	0.52	2.99	2.99	NASDAQ	5,474,437	73,084
ESBF	ESB Financial Corporation	PA	1,912,132	195,399	153,548	0.75	0.73	7.80	7.55	NASDAQ	17,618,877	241,202
ESSA	ESSA Bancorp, Inc.	PA	1,385,876	171,757	160,259	0.29	0.24	2.13	1.77	NASDAQ	12,589,699	136,472
EKFC	Eureka Financial Corp.	PA	139,748	22,570	22,570	0.97	0.97	6.08	6.08	OTC BB	1,297,697	22,515
FFCO	FedFirst Financial Corporation	PA	313,562	53,939	53,939	0.79	0.79	4.53	4.53	NASDAQ	2,525,341	44,825
FXCB	Fox Chase Bancorp, Inc.	PA	1,085,340	179,419	179,419	0.56	0.32	3.11	1.82	NASDAQ	9,909,572	167,373
HARL	Harleysville Savings Financial Corporati	PA	804,421	60,830	60,830	0.61	0.61	8.38	8.34	Pink Sheet	3,774,147	68,425
MLVF	Malvern Bancorp, Inc.	PA	684,176	96,934	96,934	0.05	0.01	0.42	0.13	NASDAQ	6,558,473	79,948
NWBI	Northwest Bancshares, Inc.	PA	7,994,490	1,147,580	969,936	0.80	0.79	5.50	5.47	NASDAQ	93,802,335	1,189,414
PBCP	Polonia Bancorp, Inc.	PA	262,223	41,173	41,173	(0.17)	(0.17)	(1.43)	(1.43)	NASDAQ	3,511,276	31,391
QNTO	Quaint Oak Bancorp, Inc.	PA	122,799	16,799	16,799	0.86	0.66	5.81	4.49	Pink Sheet	969,921	15,276
STND	Standard Financial Corp.	PA	436,302	76,558	67,354	0.64	0.64	3.55	3.54	NASDAQ	3,222,476	62,838
THRD	TF Financial Corporation	PA	716,002	83,408	79,084	0.79	0.79	6.76	6.76	NASDAQ	2,839,931	71,424
UASB	United-American Savings Bank	PA	79,495	6,873	6,873	0.67	0.55	7.49	6.08	OTC BB	309,547	4,643
WVFC	WVS Financial Corp.	PA	268,629	31,763	31,763	0.45	0.45	4.08	4.08	NASDAQ	2,057,930	22,123
NFSB	Newport Bancorp, Inc.	RI	430,591	53,965	53,965	0.28	0.28	2.46	2.46	NASDAQ	3,544,722	61,678
FCPB	First Capital Bancshares, Inc	SC	56,861	6,867	6,867	0.06	0.31	0.48	2.75	Pink Sheet	563,720	1,409
HFFC	HF Financial Corp.	SD	1,197,172	99,418	95,052	0.53	0.37	6.49	4.46	NASDAQ	7,055,020	96,654
CASH	Meta Financial Group, Inc.	SD	1,740,299	143,375	141,113	0.67	0.53	9.19	7.28	NASDAQ	5,497,914	145,805
AFCB	Athens Bancshares Corporation	TN	295,545	46,022	46,022	0.90	0.90	5.32	5.32	NASDAQ	2,220,813	40,419
FABK	First Advantage Bancorp	TN	365,484	56,503	56,503	0.56	0.29	3.65	1.86	NASDAQ	3,949,501	50,356
JFBI	Jefferson Bancshares, Inc.	TN	506,014	53,579	52,336	0.25	0.25	2.50	2.51	NASDAQ	6,604,585	33,485
SFBK	SFB Bancorp, Inc	TN	56,231	12,310	12,310	1.21	1.12	5.76	5.32	Pink Sheet	570,522	9,128
UNTN	United Tennessee Bankshares, Inc	TN	189,248	17,357	17,304	0.83	0.86	9.22	9.60	Pink Sheet	1,142,999	17,145
BAFI	BancAffiliated, Inc	TX	374,523	32,855	32,855	1.57	(2.35)	15.38	(22.98)	Pink Sheet	278,450	12,530
SPBC	SP Bancorp, Inc.	TX	295,355	33,509	33,509	0.57	0.48	4.95	4.22	NASDAQ	1,638,750	30,317
FRNK	Franklin Financial Corporation	VA	1,052,094	241,007	241,007	0.67	0.73	2.86	3.13	NASDAQ	12,736,740	232,446
ANCB	Anchor Bancorp	WA	461,437	54,265	54,265	0.05	0.04	0.45	0.39	NASDAQ	2,462,733	38,788
FFNW	First Financial Northwest, Inc.	WA	886,720	188,745	188,745	0.37	0.44	1.97	2.34	NASDAQ	18,805,168	146,868
HMST	HomeStreet, Inc.	WA	2,508,251	270,405	270,405	3.05	3.01	34.73	34.30	NASDAQ	14,400,206	321,701
RVSB	Riverview Bancorp, Inc.	WA	777,003	79,045	53,407	0.32	0.32	3.18	3.18	NASDAQ	22,471,890	59,326

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SFBC	Sound Financial Bancorp, Inc.	WA	390,656	44,341	44,341	0.80	0.81	7.95	8.11	NASDAQ	2,587,544	32,758
TSBK	Timberland Bancorp, Inc.	WA	738,121	88,531	82,697	0.75	0.70	6.14	5.73	NASDAQ	7,045,036	57,840
WAFD	Washington Federal, Inc.	WA	13,115,833	1,934,350	1,670,534	1.08	0.61	7.41	4.18	NASDAQ	105,011,626	1,837,703
BKMU	Bank Mutual Corporation	WI	2,393,845	276,945	276,945	0.32	0.32	3.01	2.98	NASDAQ	46,420,084	256,703
CZWI	Citizens Community Bancorp, Inc.	WI	542,462	55,072	54,826	0.22	0.28	2.11	2.77	NASDAQ	5,155,530	35,470
WSBF	Waterstone Financial, Inc.	WI	1,628,754	207,105	207,105	2.22	2.22	20.35	20.32	NASDAQ	31,348,556	259,253
CRZY	Crazy Woman Creek Bancorp, Inc	WY	135,284	14,543	14,411	0.02	(0.11)	0.21	(1.01)	Pink Sheet	640,471	6,885

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared July 22, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS											
AVERAGE		1,832,743	229,525	191,136	0.85	0.71	6.93	5.78		18,551,255	223.923
MEDIAN		459,419	60,242	59,446	0.56	0.49	4.61	4.22		3,252,903	49.129
HIGH		44,511,718	5,665,614	4,559,334	3.05	3.01	47.08	54.27		528,433,972	6,326,442
LOW		34,343	361	361	(2.40)	(2.40)	(39.06)	(40.20)		137,206	103
AVERAGE FOR STATE											
WI		1,521,687	179,707	179,625	0.99	0.99	9.18	9.22		27,641,390	183,809
AVERAGE BY REGION											
MIDWEST		746,431	80,387	77,858	0.50	0.45	4.91	4.46		6,697,073	62,630
NORTH CENTRAL		1,150,898	166,568	165,186	0.85	0.82	5.57	5.32		13,110,331	166,757
NORTHEAST		3,880,126	492,244	372,498	0.75	0.74	0.75	0.74		41,108,165	493,879
SOUTHEAST		1,144,662	137,980	132,946	1.58	0.62	15.51	6.07		10,811,782	128,091
SOUTHWEST		338,721	338,721	47,505	0.79	0.76	5.44	5.27		3,796,813	53,889
WEST		1,740,500	226,451	207,663	1.17	0.94	8.98	7.21		14,555,414	231,645
AVERAGE BY EXCHANGE											
NYSE		13,587,239	1,523,121	1,085,186	1.06	0.93	9.97	8.71		107,907,427	1,506,934
NASDAQ		1,933,241	254,713	223,183	0.70	0.65	5.25	4.84		21,801,326	254,395
OTC		221,453	24,926	24,773	0.48	0.43	4.33	3.89		1,289,234	17,137
PINK SHEETS		258,770	36,066	34,170	1.89	0.08	17.64	0.71		3,172,218	19,519

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 3
RECENT STANDARD CONVERSIONS
PRICE CHANGES FROM IPO DATE

				Percentage Price Change From Initial Trading Date			
Company Name	Ticker	Conversion Date	Exchange	One Day	One Week	One Month	Through 8/21/13
Quarry City S&L Assn.	QRRY	7/26/2013	OTCBB	7.50 %	2.00 %	0.50 %	0.50 %
Sunnyside Bancorp Inc.	SNNY	7/16/2013	OTCBB	5.00	4.50	0.10	-2.50
Westbury Bancorp, Inc.	WBB	4/10/2013	NASDAQ	35.20	36.00	33.30	38.50
Meetinghouse Bancorp	MTGB	11/20/2012	OTCBB	12.50	27.50	20.00	25.50
Hamilton Bancorp, Inc.	HBK	10/10/2012	NASDAQ	19.00	16.50	12.60	50.00
Madison County Financial, Inc.	MCBK	10/4/2012	NASDAQ	48.90	45.50	43.60	74.80
Hometrust Bancshares, Inc.	HTBI	7/11/2012	NASDAQ	17.00	25.80	25.80	61.60
FS Bancorp, Inc.	FSBW	7/10/2012	NASDAQ	0.10	0.40	2.10	65.80
Wellesley Bancorp, Inc.	WEBK	1/26/2012	NASDAQ	20.00	21.00	22.90	79.40
West End Indiana Bancshares, Inc.	WEIN	1/11/2012	OTCBB	12.60	11.50	20.00	90.00
		AVERAGE		17.78 %	19.07 %	18.09 %	48.36 %
		MEDIAN		14.80	18.75	20.00	55.80

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 4

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT											
	HOME SAVINGS BANK	**Madison**	**WI**	**4**		**122,159**	**104,116**	**79,466**	**0**	**104,366**	**9,576**
COMPARABLE GROUP											
ALLB	Alliance Bancorp, Inc. of Pennsylvania	Broomall	PA	8	NASDAQ	457,401	434,080	276,925	0	368,565	79,696
CHEV	Cheviot Financial Corp.	Cheviot	OH	12	NASDAQ	620,250	557,373	333,447	12,303	486,207	105,186
CZWI	Citizens Community Bancorp, Inc.	Eau Claire	WI	26	NASDAQ	542,462	534,403	416,142	246	436,543	55,072
FSFG	First Savings Financial Group, Inc.	Clarksville	IN	14	NASDAQ	656,155	601,147	395,309	10,177	495,255	84,239
IROQ	IF Bancorp, Inc.	Watseka	IL	4	NASDAQ	549,316	524,204	290,571	384	371,065	85,157
JXSB	Jacksonville Bancorp, Inc.	Jacksonville	IL	4	NASDAQ	316,543	299,459	168,525	3,389	261,874	44,193
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	361,190	347,188	275,358	1,017	309,357	39,554
PBSK	Poage Bankshares, Inc.	Ashland	KY	6	NASDAQ	308,685	273,073	174,234	173	231,609	59,653
STND	Standard Financial Corp.	Monroeville	PA	10	NASDAQ	436,302	407,181	284,010	9,310	325,145	76,558
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	13	NASDAQ	399,635	374,340	246,910	2,108	326,703	39,841
	Average			10.2		464,794	435,245	286,143	3,911	361,232	66,915
	Median			9.0		446,852	420,631	280,468	1,563	347,634	68,106
	High			26.0		656,155	601,147	416,142	12,303	495,255	105,186
	Low			4.0		308,685	273,073	168,525	0	231,609	39,554

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 5

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF AUGUST 21, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

	Market Data			
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)
HOME SAVINGS BANK				
Appraised value - midpoint	**9,450**	**10.00**	**(0.65)**	**17.66**
Minimum	8,033	10.00	(0.76)	19.23
Maximum	10,868	10.00	(0.58)	16.51
Maximum, as adjusted	12,498	10.00	(0.51)	15.50
ALL THRIFTS (182)				
Average	243,609	15.61	0.83	19.21
Median	50,372	14.00	0.61	15.31
WISCONSIN THRIFTS (3)				
Average	208,393	7.75	0.53	7.75
Median	284,630	7.50	0.22	6.61
COMPARABLE GROUP (10)				
Average	52,969	16.03	0.97	19.84
Median	51,395	15.57	0.77	18.35
COMPARABLE GROUP				
ALLB Alliance Bancorp, Inc. of Pennsylva	75,498	14.70	0.45	14.56
CHEV Cheviot Financial Corp.	72,540	10.61	0.44	14.29
CZWI Citizens Community Bancorp, Inc.	38,662	7.50	0.22	10.68
FSFG First Savings Financial Group, Inc.	54,222	23.44	2.04	36.34
IROQ IF Bancorp, Inc.	74,015	16.10	0.80	18.52
JXSB Jacksonville Bancorp, Inc.	37,118	19.51	1.94	23.13
LSBI LSB Financial Corp.	37,034	23.75	1.75	25.41
PBSK Poage Bankshares, Inc.	48,567	15.04	0.43	18.17
STND Standard Financial Corp.	61,227	19.00	0.90	23.76
WAYN Wayne Savings Bancshares, Inc.	30,804	10.60	0.74	13.51

	Pricing Ratios				
	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)
HOME SAVINGS BANK					
Appraised value - midpoint	**NM**	**56.61**	**7.31**	**56.61**	**NM**
Minimum	NM	52.01	6.27	52.01	NM
Maximum	NM	60.58	8.33	60.58	NM
Maximum, as adjusted	NM	64.51	9.47	64.51	NM
ALL THRIFTS (182)					
Average	20.08	91.94	11.37	99.19	16.71
Median	16.40	88.80	11.20	91.31	15.95
WISCONSIN THRIFTS (3)					
Average	26.06	106.24	12.52	108.18	23.32
Median	34.09	102.75	11.89	105.75	25.86
COMPARABLE GROUP (10)					
Average	21.70	81.59	11.89	85.83	21.77
Median	20.64	81.38	12.19	85.17	22.22
COMPARABLE GROUP					
ALLB Alliance Bancorp, Inc. of Pennsylva	32.72	100.98	17.59	100.98	32.67
CHEV Cheviot Financial Corp.	24.11	74.27	12.60	82.94	24.11
CZWI Citizens Community Bancorp, Inc.	34.09	70.21	7.13	70.21	25.86
FSFG First Savings Financial Group, Inc.	11.49	64.50	8.28	73.36	12.21
IROQ IF Bancorp, Inc.	20.17	86.92	13.47	87.31	23.33
JXSB Jacksonville Bancorp, Inc.	10.06	84.35	11.78	91.36	13.74
LSBI LSB Financial Corp.	13.57	93.48	10.24	95.94	13.65
PBSK Poage Bankshares, Inc.	35.37	82.78	16.00	83.02	36.68
STND Standard Financial Corp.	21.11	79.97	14.03	90.90	21.11
WAYN Wayne Savings Bancshares, Inc.	14.32	78.46	7.82	82.22	14.32

	Dividends			Financial Ratios		
	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
HOME SAVINGS BANK						
Appraised value - midpoint	**0.00**	**0.00**	**0.00**	12.91	(0.44)	(3.42)
Minimum	0.00	0.00	0.00	12.06	(0.44)	(3.64)
Maximum	0.00	0.00	0.00	13.74	(0.44)	(3.23)
Maximum, as adjusted	0.00	0.00	0.00	14.68	(0.45)	(3.04)
ALL THRIFTS (182)						
Average	0.28	1.65	59.51	12.78	0.71	5.77
Median	0.08	0.69	9.15	11.96	0.49	4.20
WISCONSIN THRIFTS (3)						
Average	0.02	0.33	11.75	11.48	0.99	9.22
Median	0.00	0.00	0.00	11.57	0.32	2.98
COMPARABLE GROUP (10)						
Average	0.20	1.31	25.77	14.46	0.59	4.25
Median	0.19	1.21	19.96	14.73	0.58	3.63
COMPARABLE GROUP						
ALLB Alliance Bancorp, Inc. of Pennsylva	0.20	1.33	43.63	17.42	0.52	2.99
CHEV Cheviot Financial Corp.	0.33	3.08	74.29	16.96	0.52	3.15
CZWI Citizens Community Bancorp, Inc.	0.00	0.00	0.00	10.15	0.28	2.77
FSFG First Savings Financial Group, Inc.	0.40	1.71	19.67	12.84	0.73	5.36
IROQ IF Bancorp, Inc.	0.00	0.00	0.00	15.50	0.62	3.72
JXSB Jacksonville Bancorp, Inc.	0.39	2.01	20.26	13.96	0.86	6.21
LSBI LSB Financial Corp.	0.10	0.42	5.69	10.95	0.75	7.17
PBSK Poage Bankshares, Inc.	0.16	1.09	38.68	19.32	0.43	2.26
STND Standard Financial Corp.	0.18	0.92	19.45	17.55	0.64	3.54
WAYN Wayne Savings Bancshares, Inc.	0.27	2.52	36.07	9.97	0.53	5.34

EXHIBIT 6

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

HOME SAVINGS BANK

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	21.70	20.64	20.08	16.40
Price to core earnings	P/CE	NM	21.77	22.22	16.71	15.95
Price to book value	P/B	56.61%	81.59%	81.38%	91.94%	88.80%
Price to tangible book value	P/TB	56.61%	85.83%	85.17%	99.19%	91.31%
Price to assets	P/A	7.31%	11.89%	12.19%	11.37%	11.20%

Pre conversion earnings	(Y)	$ (503,000)	For the twelve months ended June 30, 2013
Pre conversion core earnings	(CY)	$ (503,000)	
Pre conversion book value	(B)	$ 9,576,000	At June 30, 2013
Pre conversion tang. book value	(TB)	$ 9,576,000	
Pre conversion assets	(A)	$ 122,159,000	

Conversion expense	(X)	12.70%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	8.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	26.40%
ESOP term (yrs.)	(T)	25	Option maturity	(OM)	10
RRP amount	(M)	4.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		1.02%			
Investment rate of return, net	(RR)	0.67%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 9,450,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 9,450,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 9,450,000

VALUATION CORRELATION AND CONCLUSIONS:

	Public Shares Sold	Gross Proceeds of Public Offering	Price per Share	Total Shares Issued	TOTAL VALUE
Midpoint	**945,000**	**$9,450,000**	**10.00**	**945,000**	**$9,450,000**
Minimum	803,250	$8,032,500	10.00	803,250	$8,032,500
Maximum	1,086,750	$10,867,500	10.00	1,086,750	$10,867,500
Maximum, as adjusted	1,249,763	$12,497,625	10.00	1,249,763	$12,497,625

EXHIBIT 7

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME SAVINGS BANK
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	8,032,500
Less: Estimated offering expenses		1,200,000
Net offering proceeds	$	6,832,500

2. Generation of Additional Income

Net offering proceeds	$	6,832,500
Less: Stock-based benefit plans [2]		963,900
Net offering proceeds invested	$	5,868,600
Investment rate, after taxes		0.67%
Earnings increase - return on proceeds invested	$	39,507
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		16,965
Less: Stock-based incentive plan expense, net of taxes		42,412
Less: Option expense, net of applicable taxes		38,807
Net earnings increase (decrease)	$	(58,675)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 6/30/13	$	(503,000)	$	(503,000)
Net earnings increase		(58,675)		(58,675)
After conversion	$	(561,675)	$	(561,675)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 6/30/13	$	9,576,000	$	9,576,000
Net cash conversion proceeds		5,868,600		5,868,600
After conversion	$	15,444,600	$	15,444,600

5. Comparative Pro Forma Assets

Before conversion - 6/30/13	$	122,159,000
Net cash conversion proceeds		5,868,600
After conversion	$	128,027,600

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 8

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME SAVINGS BANK
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	9,450,000
Less: Estimated offering expenses		1,200,000
Net offering proceeds	$	8,250,000

2. Generation of Additional Income

Net offering proceeds	$	8,250,000
Less: Stock-based benefit plans [2]		1,134,000
Net offering proceeds invested	$	7,116,000
Investment rate, after taxes		0.67%
Earnings increase - return on proceeds invested	$	47,905
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		19,958
Less: Stock-based incentive plan expense, net of taxes		49,896
Less: Option expense, net of applicable taxes		45,655
Net earnings increase (decrease)	$	(67,604)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 6/30/13	$	(503,000)	$	(503,000)
Net earnings increase		(67,604)		(67,604)
After conversion	$	(570,604)	$	(570,604)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 6/30/13	$	9,576,000	$	9,576,000
Net cash conversion proceeds		7,116,000		7,116,000
After conversion	$	16,692,000	$	16,692,000

5. Comparative Pro Forma Assets

Before conversion - 6/30/13	$	122,159,000
Net cash conversion proceeds		7,116,000
After conversion	$	129,275,000

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 9

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME SAVINGS BANK
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	10,867,500
Less: Estimated offering expenses		1,200,000
Net offering proceeds	$	9,667,500

2. Generation of Additional Income

Net offering proceeds	$	9,667,500
Less: Stock-based benefit plans [2]		1,304,100
Net offering proceeds invested	$	8,363,400
Investment rate, after taxes		0.67%
Earnings increase - return on proceeds invested	$	56,302
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		22,952
Less: Stock-based incentive plan expense, net of taxes		57,380
Less: Option expense, net of applicable taxes		52,503
Net earnings increase (decrease)	$	(76,533)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 6/30/13	$	(503,000)	$	(503,000)
Net earnings increase		(76,533)		(76,533)
After conversion	$	(579,533)	$	(579,533)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 6/30/13	$	9,576,000	$	9,576,000
Net cash conversion proceeds		8,363,400		8,363,400
After conversion	$	17,939,400	$	17,939,400

5. Comparative Pro Forma Assets

Before conversion - 6/30/13	$	122,159,000
Net cash conversion proceeds		8,363,400
After conversion	$	130,522,400

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 10

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
HOME SAVINGS BANK
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	12,497,625
Less: Estimated offering expenses		1,200,000
Net offering proceeds	$	11,297,625

2. Generation of Additional Income

Net offering proceeds	$	11,297,625
Less: Stock-based benefit plans [2]		1,499,715
Net offering proceeds invested	$	9,797,910
Investment rate, after taxes		0.67%
Earnings increase - return on proceeds invested	$	65,960
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		26,395
Less: Stock-based incentive plan expense, net of taxes		65,987
Less: Option expense, net of applicable taxes		60,379
Net earnings increase (decrease)	$	(86,801)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 6/30/13	$	(503,000)	$	(503,000)
Net earnings increase		(86,801)		(86,801)
After conversion	$	(589,801)	$	(589,801)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 6/30/13	$	9,576,000	$	9,576,000
Net cash conversion proceeds		9,797,910		9,797,910
After conversion	$	19,373,910	$	19,373,910

5. Comparative Pro Forma Assets

Before conversion - 6/30/13	$	122,159,000
Net cash conversion proceeds		9,797,910
After conversion	$	131,956,910

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 11

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	HOME SAVINGS BANK		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	56.61 %	*	(30.61)%	(30.43)%
Price/assets	7.31 %		(38.54)%	(40.01)%
Price/tangible book value	56.61 %		(34.04)%	(33.53)%
Price/core earnings	NM x		NM	NM
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	52.01 %	*	(36.26)%	(36.09)%
Price/assets	6.27 %		(47.25)%	(48.52)%
Price/tangible book value	52.01 %		(39.40)%	(38.93)%
Price/core earnings	NM x		NM	NM
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	60.58 %	*	(25.75)%	(25.56)%
Price/assets	8.33 %		(30.00)%	(31.68)%
Price/tangible book value	60.58 %		(29.42)%	(28.87)%
Price/core earnings	NM x		NM	NM
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	64.51 %	*	(20.94)%	(20.73)%
Price/assets	9.47 %		(20.37)%	(22.28)%
Price/tangible book value	64.51 %		(24.84)%	(24.26)%
Price/core earnings	NM x		NM	NM

* Represents pricing ratio associated with primary valuation method.